Ropes & Gray LLP
     One International Place
Boston, MA 02110
September 1, 2010
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-0213

Attention:	David R. Humphrey Branch Chief

Re:	Atlas Air Worldwide Holdings, Inc. Form 10-K for Fiscal Year Ended December 31, 2009 (“2009 Form 10-K”) File No. 001-16545
Dear Mr. Humphrey:
     The purpose of this letter is to memorialize the conversation on Thursday, August 26, 2010 between myself and Michael Borkowski, Senior Attorney & Chief Securities Counsel of Atlas Air Worldwide Holdings, Inc. (“Atlas” or the “Company”), with Ms. Tonya Bryan and Ms. Julie Rizzo of your staff. As a follow-up to the Company’s letter dated August 11, 2010, Ms. Bryan and Ms. Rizzo asked us to explain in more detail the mechanics of the Company’s long-term incentive awards, including the Performance Awards, granted under the Company’s 2007 Incentive Plan.
     In 2009, long-term incentive awards granted to senior executive officers consisted of (i) 50% time-based vesting restricted stock awards and (ii) 50% Performance Awards. The time-based vesting restricted stock awards generally vest based solely on continued employment (a retention incentive) over a four year period (2009-2012).
     The Performance Awards entitle a recipient to receive an award based on a comparison of the Company’s performance on certain financial metrics (discussed below) as measured against a specified peer group of companies.1 In the past, the awards have been payable solely in shares of Atlas common stock. For 2009 only, the awards were designated to be paid in cash. However, the mechanics of the award work exactly the same in either case.

[1]	The designated group, as disclosed in the Company’s proxy statement, consisted of the following companies: ABX Air Inc., Airtran Holdings Inc., Alexander & Baldwin Inc., American Commercial Lines, Arkansas Best Corp., Bristow Group Inc. (Offshore Logistics), GATX Corp., Hunt (JB) Transport Services Inc., JetBlue Airways Corp., Kansas City Southern, Kirby Corp., Laidlaw International Inc., Prologis, Quality Distribution Inc., SAIA Inc., Swift Transportation Co. Inc., Tidewater Inc., and US Express Enterprise Inc. — CLA.

     In 2009, each recipient was granted an award that specified a target cash award (e.g., $1,000). The level of actual award payment can range from zero to 200% of target (e.g., $0 to $2,000), depending on the comparative performance of Atlas against the peer group over a three (3) year period. For the 2009 award, performance would be measured over the 2009-2011 time period with the actual payment to be made in 2012.
     The comparative performance versus the peer group is determined by utilizing two financial metrics: (i) return on invested capital (ROIC)2 over the three year period, and (ii) earnings before taxes growth (EBTG) over the three year period. There is no absolute number set. At the end of the three year period, Atlas’ ROIC and EBTG are each measured against the peer companies and each of the companies are ranked in order from best to last and then put into five groups (e.g., top several companies in first group, next several companies in second group, next several companies in third group, etc.).
     The amount of the award actually paid depends upon which group Atlas is in on both measures. The 5 groups are plotted on a matrix, with the ROIC groups along the horizontal axis and the EBTG groups along the vertical axis. The bottom percentile box on each measure would be in the lower left corner and top percentile performance on both measures would be in the upper right corner. The matrix is essentially linear. The following are some examples of the calculation:
     1. Atlas in bottom percentile box on EBTG but highest percentile box on ROIC (bottom right corner) = 100% of target or $1,000.
     2. Atlas in bottom percentile box on EBTG and lowest in ROIC (lower left corner) = 0% of target or $0.
     3. Atlas in best percentile box on both EBTG and ROIC (upper right corner) = 200% of target or $2,000.
     4. Atlas in middle percentile box for each of EBTG and ROIC (middle box) = 100% of target.
Other combinations are simply linear extrapolations.
     We hope the above explanation is helpful to your understanding of the award mechanics. The Company will, based on your comments and our conversations, endeavor to more clearly explain the mechanics of the 2010 awards in the Company’s 2011 proxy statement.
     If you wish to discuss any aspect of this letter, please do not hesitate to contact me at (617) 951-7000.

[2]	Each year’s performance is calculated and then averaged for the three year period (e.g., 5% EBTG in 2009, 6% in 2010 and 7% in 2011 would equal an average EBTG of 6%). The same calculation is made for each of the peer group companies based on 10-Ks and 10-Qs filed with the SEC.

Sincerely,
/s/ David A. Fine

cc:	Adam R. Kokas, Esq. Julie F. Rizzo, Attorney-Advisor Tonya Bryan, Esq. William J. Flynn, President and Chief Executive Officer Spencer Schwartz, Senior Vice President and Chief Financial Officer

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